UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith

c/o Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

with copies to:

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

2445 M Street, N.W.

Washington, D.C. 20037

(202) 663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID D. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 37,542,840

	9.	Sole Dispositive Power 10,732,660

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,542,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 44.54% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FREDERICK G. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 37,542,840

	9.	Sole Dispositive Power 8,862,090

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,542,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 44.54% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. DUNCAN SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 37,542,840

	9.	Sole Dispositive Power 10,486,879

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,542,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 44.54% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROBERT E. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 37,542,840

	9.	Sole Dispositive Power 7,461,211

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,542,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 44.54% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.

This Amendment No. 6 is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the group, as defined in the original filing, as amended.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a - b)                 The following table sets forth the aggregate number and percentage of shares of Class A common stock and Class B common stock owned individually by each member of the group as of March 22, 2006. Holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time and therefore, each share of Class B common stock represents beneficial ownership of one share of Class A common stock. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. By virtue of the Stockholders’ Agreement dated April 19, 2005 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the “Stockholders’ Agreement”), each member of the group is required to vote all of his Class A and Class B common stock in favor of the other members of the group to cause their election as directors. The Stockholders’ Agreement is substantially similar to the Stockholders’ Agreement dated June 12, 1996 among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, which expired on July 31, 2005. Consequently, each member may be deemed to beneficially own the shares of common stock individually owned by the other members. Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

	Shares of Class B Common Stock Beneficially Owned		Shares of Class A Common Stock Beneficially Owned		Percent of Total Voting	Percent of Total Voting
Name	Number	Percent (1)	Number	Percent (2)	Power (3)	Power (4)
David D. Smith (5)	10,243,428	26.7%	10,732,660	18.5%	23.8%	3.2%
Frederick G. Smith (6)	8,358,831	21.8%	8,862,090	15.9%	19.5%	2.5%
J. Duncan Smith (7)	10,483,691	27.3%	10,486,879	18.1%	24.3%	3.1%
Robert E. Smith (8)	7,430,855	19.4%	7,461,211	13.6%	17.2%	2.1%
Reporting Persons as a group (4 persons)	36,516,805	95.2%	37,542,840	44.54%	84.8%	36.6%

(1)           As of March 16, 2006, there were 38,348,331 shares of Class B common stock outstanding.

(2)           The first four rows of this column set forth the percentage of Class A common stock each reporting person would beneficially own if he converted his shares of Class B common stock to Class A common stock and the other reporting persons did not. The last row in this column shows the percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock. As of March 16, 2006, there were 47,321,012 shares of Class A common stock outstanding.

(3)           Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions. Holders of both classes of common stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time. This column sets forth the voting power each reporting person has on the matters on which shares of Class B common stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

(4)           The first four rows of this column set forth the voting power each reporting person would have on matters on which the shares of Class B common stock have ten votes per share if he converted his shares of Class B common stock to Class A common stock and the other reporting persons did not. The last row in this column shows the voting power the reporting persons as a group would have if they all converted their shares of Class B common stock into shares of Class A common stock.

(5)           In addition to his shares of Class B common stock, David D. Smith owns 30,000 shares of Class A common stock directly, 5,840 shares of Class A common stock indirectly through trusts for the benefit of his children, of which he is the custodian, 3,391.8 shares of Class A common stock under the issuer’s 401(k) plan and he may acquire an additional 450,000 shares of Class A common stock upon exercise of options.

(6)           The shares of Class B common stock include 401,158 shares of Class B common stock held in an irrevocable trust established by Frederick G. Smith for the benefit of his children of which he is not the trustee. In addition to his shares of Class B common stock, Frederick G. Smith owns 500,000 shares of Class A common stock directly and owns 3,258.8 shares of Class A common stock under the issuer’s 401(k) plan.

(7)           The shares of Class B common stock do not include 510,000 shares of Class B common stock held in an irrevocable trust established by J. Duncan Smith for the benefit of his children of which he is not the trustee. In addition to his shares of Class B common stock, J. Duncan Smith owns 3,188.5 shares of Class A common stock under the issuer’s 401(k) plan.

(8)           The shares of Class B common stock include 291,049 shares of Class B common stock held in an irrevocable trust established by Robert E. Smith for the benefit of family members of which he is the trustee but do not include 390,650 shares of Class B common stock held in an irrevocable trust established by Robert E. Smith for the benefit of his children of which he is not the trustee. In addition to his shares of Class B common stock, Robert E. Smith owns 20,000 shares of Class A common stock directly, may acquire 10,000 shares of Class A common stock upon exercise of options and owns 355.8 shares of Class A common stock under the issuer’s 401(k) plan.

(c)  The following table sets forth information regarding transactions in shares by each member of the group since the filing of Amendment No. 5 to Schedule 13D.

Date	Type of Transaction	Number of Shares

Transactions by David D. Smith

12/28/04	Transfer of Class B common stock (1)	108,577

8/18/05	Transfer of Class B common stock (1)	262,605

9/12/05	Transfer of Class B common stock (1)	104,493

12/2/05	Transfer of Class B common stock (1)	101,729

12/5/05	Transfer of Class B common stock (1)	50,050

2/9/06	Gift of Class A common stock (2)	1,460 at $7.87
		1,460 at $7.8733
		1,460 at $7.88
		1,460 at $7.8727

(1)	Transfer pursuant to marital agreement.
(2)	Represents shares of Class A common stock purchased by David Smith and gifted to trusts for the benefit of his children, of which he is the custodian.

Transactions by J. Duncan Smith

8/17/05	Sale of Class B common stock (1)	107,568 at $9.5007

8/18/05	Sale of Class B common stock (1)	72,400 at $9.5041

8/24/05	Sale of Class B common stock (1)	142,995 at $9.54

8/25/05	Sale of Class B common stock (1)	9,026 at $9.55

8/26/05	Sale of Class B common stock (1)	35,769 at $9.54

8/29/05	Sale of Class B common stock (1)	15,177 at $9.55

8/30/05	Sale of Class B common stock (1)	18,765 at $9.5041

9/12/05	Sale of Class B common stock (1)	7,410 at $9.59

9/13/05	Sale of Class B common stock (1)	7,199 at $9.58

12/13/05	Gift of Class B common stock (1)	100,000 at $9.64

(1)           These shares were converted into Class A shares immediately prior to sale or gift.

Transactions by Robert E. Smith

12/28/04	Conversion of Class B common stock into Class A common stock	18,000

8/2/05	Acquisition of Class A common stock (1)	2,000

(1)           These shares were acquired pursuant to the issuer’s 1996 Long Term Incentive Plan.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

(1)  Joint Filing Agreement.

(2)  Stockholders’ Agreement dated April 19, 2005 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer’s Current Report on Form 8-K filed on April 26, 2005).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated:   April 6, 2006

/s/ DAVID D. SMITH
David D. Smith

/s/ FREDERICK G. SMITH
Frederick G. Smith

/s/ J. DUNCAN SMITH
J. Duncan Smith

/s/ ROBERT E. SMITH
Robert E. Smith

EXHIBIT 1

JOINT FILING AGREEMENT AMONG

DAVID D. SMITH, FREDERICK G. SMITH,

J. DUNCAN SMITH and ROBERT E. SMITH

WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the “Act”), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file Amendment No. 6 to the statement on Schedule 13D relating to their ownership of the Common Stock of Sinclair Broadcast Group, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

Dated:   April 6, 2006

/s/ DAVID D. SMITH
David D. Smith

/s/ FREDERICK G. SMITH
Frederick G. Smith

/s/ J. DUNCAN SMITH
J. Duncan Smith

/s/ ROBERT E. SMITH
Robert E. Smith